The Dreyfus/Laurel Funds Trust
200 Park Avenue
New York, New York 10166

June 29, 2006

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John C. Grzeskiewicz, Esq.

Re:	The Dreyfus/Laurel Funds Trust
Request for Withdrawal of Post-Effective Amendment No. 129
(SEC Accession No. 0000899681-06-000373) to
Registration Statement on Form N-1A (File Nos. 33-43846; 811-00524)

Ladies and Gentlemen:

On June 23, 2006, The Dreyfus/Laurel Funds Trust (the “Fund”) filed Post-Effective Amendment No. 129 to the Fund’s Registration Statement on Form N-1A (the “Amendment”) pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Amendment was filed to update financial information and other disclosure with respect to a new series of the Fund, Dreyfus Premier Equity Income Fund (the “New Series”), and to file certain exhibits. The Amendment was intended to be submitted on behalf of the New Series only, but was inadvertently submitted on behalf of each series of the Fund. Although the text of the filing, including the prospectus, statement of additional information and correspondence, identify the relevant series correctly as only the New Series, pursuant to Rule 477 under the Securities Act, the Fund hereby requests the withdrawal of the Amendment.

Sincerely,

THE DREYFUS/LAUREL FUNDS TRUST
      on behalf of Dreyfus Premier Equity Income Fund

By: /s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President and Assistant Secretary